Exhibit 3.1

CERTIFICATE OF AMENDMENT OF SECOND AMENDED
AND RESTATED CERTIFICATE OF INCORPORATION OF
TENON MEDICAL, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Tenon Medical, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Tenon Medical, Inc. resolutions were duly adopted setting forth a proposed amendment of the Second Amended and Restated Certificate of Incorporation of said corporation, as corrected and amended (the “Certificate of Incorporation’’), declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

“RESOLVED, that the Certificate of Incorporation of this corporation be amended by adding the following to Article IV:

Reverse Stock Split. Effective as of 12:01 a.m. Eastern Time on August 10, 2026 (the “Effective Time’’), each thirty five (35) shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split’’). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and shall be rounded up to a whole share. The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. Each certificate or book entry position that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by such certificate or book entry position has been combined, subject to the elimination of fractional interests set forth above.”

SECOND: That thereafter, the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a stockholders meeting at which all shares entitled to vote thereon were present and voted, approved of the proposed amendment at the Annual Meeting of Stockholders held on July 23, 2026 pursuant to Section 242 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on August 5, 2026.

By:	/s/ Steven Foster
Name:	Steven Foster
Title:	Chief Executive Officer and President

State of Delaware Secretary of State Division of Corporations Delivered 08:25 AM 08/06/2026 FILED 08:25 AM 08/06/2026 SR 20263973165 - File Number 5172409